MAIL STOP
									April 19, 2006

Mark A. Roche, Esq.
Senior Vice President, General Counsel and Secretary
Fortune Brands, Inc.
520 Lake Cook Road
Deerfield, Illinois 60015

RE:	Fortune Brands, Inc.
	Registration Statement on Form S-4
	File No. 333- 131990
	Filed April 12, 2006

Dear Mr. Roche:

      We have reviewed your amended filing and have the following comments. Feel free to call us at the telephone numbers listed at the end of this letter.

Tax Opinions/IRS Rulings, page 54

1. Please update this section to reflect the receipt of the required tax opinions and satisfaction of the condition.

Consequences of the Mergers to U.S. Holders, page 55

2. Please revise to clearly state whose opinion is being given in this section. The use of the phrase "in accordance" is also confusing. Please also clarify who is opining on the tax consequences that are discussed in this section.

3. Please clarify whether you are providing a long or a short-form tax opinion. If you choose a long-form opinion, please ensure that the discussion of the consequences to U.S. holders is included in the exhibits and summarized in the prospectus. If you choose a short-form opinion, ensure that the exhibits clearly confirm that the opinion set forth in the prospectus is the opinion of counsel, and the disclosure in the prospectus clearly states that the discussion is counsel`s opinion.

Exhibit 8.1

4. Please remove language from the last paragraph of the opinion that it may only be relied upon by the board of directors.

Exhibit 8.2

5. We note that counsel has consented to the reproduction of the opinion as an exhibit to the registration statement; however, counsel has not consented to the prospectus discussion. Please revise.

      Please contact Craig Slivka at (202) 555-3729 or Chris
Edwards,
Special Counsel, at (202) 551-3742 with any questions.

      Sincerely,


  								Pamela A. Long
  								Assistant Director

cc:	Gregory J. Bynan, Esq.
	Winston & Strawn, LLP
	(312) 558-5700
Mark A. Roche, Esq.
Fortune Brands, Inc.
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE